SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ______ )*

GLOBAL SIGNAL, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

37944Q103
(CUSIP Number)

Ulrika Ekman
Greenhill & Co., Inc.
300 Park Avenue
New York, NY 10022
(212) 389-1500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2006
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37944Q103	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,543,978
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,543,978
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,543,978
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 37944Q103	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,543,978
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,543,978
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,543,978
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 37944Q103	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GCP SPV I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,727,464
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,727,464
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,727,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 37944Q103	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GCP SPV 2, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 784,314
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 784,314
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 784,314
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (See Item 5)
14	TYPE OF REPORTING PERSON PN

     The Reporting Persons (as hereinafter defined) are filing this Schedule 13D to report their entry into the Stockholders Agreement (as hereinafter defined) and Support Agreement (as hereinafter defined) and to amend and supplement the Schedule 13G filed on February 14, 2005 and amended on February 14, 2006.

Item 1.      Security and Issuer.

     This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Global Signal, Inc., a Delaware corporation (the “Company”), with its principal executive office located at 301 North Cattlemen Road, Suite 300, Sarasota, Florida 34232-6427.

Item 2.      Identity and Background.

     This Statement is being jointly filed pursuant to Rule 13d-1(a) and 13d-1(k) under the Exchange Act by (i) Greenhill Capital Partners, LLC, a Delaware limited liability company (“GCP LLC”), by virtue of its direct beneficial ownership of Common Stock and entry into the Stockholder Agreement and the Support Agreement (as defined below) with respect to the Common Stock and in its capacity of general partner of GCP SPV I (as defined below) and GCP SPV 2 ( as defined below), (ii) GCP SPV I, LLC, a limited liability company (“GCP SPV I”), by virtue of its direct beneficial ownership of Common Stock and entry into the Stockholders Agreement and the Support Agreement (as defined below) with respect to the Common Stock, (iii) GCP SPV 2, LLC, a Delaware limited liability company (“GCP SPV 2”), by virtue of its direct beneficial ownership of Common Stock and entry into the Stockholders Agreement and the Support Agreement (as defined below) with respect to the Common Stock, and (iv) Greenhill & Co., Inc., a Delaware corporation (“Greenhill & Co.”), in its capacity as the sole member of GCP LLC. The persons and entities described in items (i) through (iv) are referred to herein as the “Reporting Persons”.

     The principal business of GCP SPV I and GCP SPV 2 is holding shares of Common Stock acquired by them. The principal business of GCP LLC is serving as a General Partner of certain merchant banking funds. The principal business of Greenhill & Co. is serving as a holding company for certain businesses engaged in financial services and merchant banking.

     The principal business address of each of the Reporting Persons is 300 Park Avenue, New York, NY 10022.

     Information concerning each executive officer, director and controlling person of Greenhill & Co. and GCP LLC (the “Listed Persons”) is listed on Annex A attached hereto, and is incorporated by reference herein. To the knowledge of the Reporting Persons, except as set forth in Annex A, all of the Listed Persons are citizens of the United States.

     During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Page 6 of 14 Pages

     During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

     As a result of transactions occurring prior to the execution of the Stockholders Agreement and the Support Agreements, Greenhill & Co. and GCP LLC are the beneficial owners of 10,543,978 shares of Common Stock. As a result of transactions occurring prior to the execution of the Stockholders Agreement and the Support Agreements, GCP SPV I is the beneficial owner of 9,727,464 shares of Common Stock. The funds for the purchase of these shares were provided by the limited partners of Greenhill Capital Partners (Cayman), L.P., Greenhill Capital Partners, L.P., Greenhill Capital Partners (Executives), L.P. and Greenhill Capital, L.P. As a result of transactions prior to the execution of the Stockholders Agreement and the Support Agreements, GCP SPV 2 is the beneficial owner of 784,314 shares of Common Stock. The funds for the purchase of these shares were provided by the limited partners of Greenhill Capital Partners (Cayman) II, L.P., Greenhill Capital Partners II, L.P., Greenhill Capital Partners (Executives) II, L.P. and Greenhill Capital Partners (Employees) II, L.P.

Item 4.      Purpose of Transaction.

     On October 5, 2006, the Issuer, Crown Castle International Corp., a Delaware corporation (“Crown Castle”), and CCGS Holdings LLC, a Delaware limited liability company and a wholly-owned subsidiary of Crown Castle (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Issuer will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving company and a wholly-owned subsidiary of Crown Castle following the transaction.

     Subject to the terms and conditions of the Merger Agreement, upon consummation of the Merger, each issued and outstanding share of common stock of the Issuer will be converted into the right to receive, at the election of the holder thereof, either 1.61 shares of Crown Castle common stock or $55.95 in cash, subject to a maximum aggregate amount of cash consideration equal to $550 million.

     Crown Castle agreed to expand its board of directors from 10 to 13 members and to appoint to the board upon the consummation of the Merger a representative of each of (i) certain of the Reporting Persons (collectively, “Greenhill”), (ii) Fortress Registered Investment Trust and certain related entities (collectively, “Fortress”), and (iii) Abrams Capital Partners II, L.P. and certain of its related partnerships (collectively, “Abrams,” and together with Greenhill and Fortress, the “GSL Stockholders”).

Page 7 of 14 Pages

     Concurrently and in connection with the execution of the Merger Agreement, each of Abrams, Fortress and Greenhill, which collectively hold approximately 72.9% in aggregate of the outstanding shares of the Issuer’s common stock as of the close of business on October 4, 2006, separately entered into support agreements with Crown Castle (the “Support Agreements”), pursuant to which each GSL Stockholder agreed to vote certain of its shares of the Issuer’s common stock (representing in the aggregate 40% of the Issuer’s common stock outstanding and entitled to vote on the Merger Agreement) in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and against any transaction or other action that would impede the Merger, the Merger Agreement or any other transactions contemplated by the Merger Agreement. The Support Agreements will terminate upon the earlier of the consummation of the Merger or the termination of the Merger Agreement.

In addition, on October 5, 2006, concurrently and in connection with the execution of the Merger Agreement, the GSL Stockholders and Crown Castle entered into a Stockholders Agreement (the “Stockholders Agreement”) pursuant to which, among other things and subject to the terms and conditions thereof, Crown Castle granted to the GSL Stockholders certain rights with respect to the registration of the shares of Crown Castle common stock received in the Merger and granted each GSL Stockholder the right to cause the nominating committee of Crown Castle’s board of directors to re-nominate one director to Crown Castle’s board of directors, subject to continued minimum share ownership by the GSL Stockholder in Crown Castle.

The foregoing descriptions of the Merger Agreement, the Support Agreements and the Stockholders Agreement are qualified in their entirety by reference to the Merger Agreement, the Support Agreement with each of Abrams, Fortress and Greenhill, and the Stockholders Agreement, copies of each of which are attached as Exhibits 2.1, 99.1, 99.2, 99.3, and 99.4, respectively, to Global Signal’s Current Report on Form 8-K, dated October 6, 2006, and each of which are incorporated herein by reference.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

(a)      Each of Greenhill & Co. and GCP LLC beneficially owns, either directly or indirectly, an aggregate of 10,543,978 shares of Common Stock (approximately 15.0% of the Company’s outstanding Common Stock). GCP SPV I beneficially owns 9,727,464 shares of Common Stock (approximately 13.9% of the Company’s outstanding Common Stock). GCP SPV 2 beneficially owns 784,314 shares of Common Stock (approximately 1.1% of the Company’s outstanding Common Stock).

     The foregoing calculations of percentage ownership are based on 70,222,876 shares of Common Stock issued and outstanding as of September 29, 2006 as represented by the Company in the Merger Agreement.

(b)      Greenhill & Co. and GCP LLC share the power to vote and to dispose of 10,543,978 shares of Common Stock. GCP SPV I shares the power to vote and to dispose of 9,727,464

Page 8 of 14 Pages

shares of Common Stock. GCP SPV 2 shares the power to vote and to dispose of 784,314 shares of Common Stock.

(c)      Except as described in Items 3, 4 and 6 hereto, none of the Reporting Persons and, to the best of each Reporting Persons’ knowledge, none of the Listed Persons has effected a transaction in shares of Common Stock during the past 60 days.

(d)      GCP SPV I and GCP SPV 2 entered into credit arrangements, dated as of March 31, 2006, with Morgan Stanley Mortgage Capital, Inc. as Administrative Agent and certain lenders. Pursuant to the credit arrangements, GCP SPV I and GCP SPV 2 have borrowed $168,188,400 million from the lenders thereunder. This amount has been secured by, among other things, a pledge by GCP SPV I and GCP SPV 2 of a total of 10,511,778 shares of common stock of the Company owned by them, representing approximately 15.0% of the Company’s issued and outstanding common stock as of September 29, 2006 as represented by the Company in the Merger Agreement.

     The credit arrangement contains customary default provisions and also requires prepayment of a portion of the borrowings in the event the trading price of the common stock of the Company decreases below certain specified levels. In the event of a default under the credit arrangement, the lenders thereunder may foreclose upon any and all shares of common stock pledged to them.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

     See “Item 4. Purpose of Transaction” for descriptions of the Merger Agreement, the Support Agreements and the Stockholders Agreement, which descriptions are qualified in their entirety by reference to the full text of the respective agreements, copies of which are attached as Exhibits 2.1, 99.1, 99.2, 99.3 and 99.4 hereto, respectively. Exhibits 2.1, 99.1, 99.2, 99.3 and 99.4 hereto are specifically incorporated herein by reference in answer to this Item 6. Except as provided in the Merger Agreement, the Support Agreements, the Stockholders Agreement or as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit	Name
1.1	Joint Filing Agreement, dated as of October 13, 2006 by and among the Reporting Persons	Filed herewith

Page 9 of 14 Pages

2.1	Agreement and Plan of Merger, dated as of October 5, 2006, by and among Global Signal Inc., Crown Castle International Corp. and CCGS Holdings LLC	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Global Signal Inc., dated October 10, 2006

99.1	Support Agreement, dated October 5, 2006, by and among Fortress Pinnacle Investment Fund LLC, FRIT PINN LLC, Fortress Registered Investment Trust, FRIT Holdings LLC, FIT GSL LLC and Crown Castle International Corp.	Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Global Signal Inc., dated October 10, 2006

99.2	Support Agreement, dated October 5, 2006, by and among Greenhill Capital Partners LLC, GCP SPV1, LLC, GCP SPV2, LLC and Crown Castle International Corp.	Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Global Signal Inc., dated October 10, 2006

99.3	Support Agreement, dated October 5, 2006, by and among Abrams Capital (Cayman) International Ltd., Abrams Capital Partners I LP, Abrams Capital Partners II LP, Whitecrest Partners LP, Riva Capital Partners LP, 222 Partners LLC and Crown Castle International Corp.	Incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of Global Signal Inc., dated October 10, 2006

99.4	Stockholders Agreement, dated as of October 5, 2006, by and among Fortress Pinnacle Investment Fund LLC, FRIT PINN LLC, Fortress Registered Investment Trust, FRIT Holdings LLC, FIT GSL LLC, Greenhill Capital Partners LLC, GCP SPV1 LLC, GCP SPV2 LLC, Abrams Capital (Cayman) International Ltd., Abrams Capital Partners I LP, Abrams Capital Partners II LP, Whitecrest Partners LP, Riva Capital Partners LP, 222 Partners LLC and Crown Castle International Corp.	Incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K of Global Signal Inc., dated October 10, 2006

Page 10 of 14 Pages

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2006

GREENHILL & CO., INC.

By:	/s/ Ulrika Ekman

	Name:	Ulrika Ekman
	Title:	General Counsel and Secretary

GREENHILL CAPITAL PARTNERS, LLC

By:	/s/ Ulrika Ekman

	Name:	Ulrika Ekman
	Title:	Secretary

GCP SPV I, LLC
By:	GCP Managing Partner, L.P., as managing general partner
	By:	Greenhill Capital Partners, LLC, its general partner

		By:	/s/ Ulrika Ekman

Name: Ulrika Ekman
Title: Secretary

GCP SPV 2, LLC
By:	GCP Managing Partner II, L.P., as managing general partner
	By:	Greenhill Capital Partners, LLC, its general partner

		By:	/s/ Ulrika Ekman

Name: Ulrika Ekman
Title: Secretary

Page 11 of 14 Pages

Annex A

GREENHILL & CO., INC

Executive Officers

Name	Title	Citizenship

Robert F. Greenhill	Chairman and Chief Executive Officer	United States

Scott L. Bok	U.S. Co-President	United States

Simon A. Borrows	Non-U.S. Co-President	United Kingdom

Robert H. Niehaus	Chairman, Greenhill Capital Partners	United States

John D. Liu	Chief Financial Officer	United States

Harold J. Rodriguez	Managing Director – Finance,	United States
Regulation & Operations, Chief
Compliance Officer and Treasurer

Ulrika Ekman	General Counsel and Secretary	Sweden

Address

Each of such executive officers can be reached c/o: Ulrika Ekman, 300 Park Avenue, New York, NY 10022.

Directors

John C. Danforth is a Director of Greenhill & Co. Inc. Mr. Danforth is a Partner in the law firm of Bryan Cave LLP. The principal address of Bryan Cave LLP is One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, MO 63102-2750.

Steven F. Goldstone is a Director of Greenhill & Co. Inc. Mr. Goldstone manages the Silver Spring Group, a private investment firm. The principal address of the Silver Spring Group is 570 Lexington Avenue, New York, NY 10022.

Stephen L. Key is a Director of Greenhill & Co. Inc. Mr. Key is the sole proprietor of Key Consulting, LLC, a consulting firm. The principal address of Key Consulting, LLC is 222 Richmond St., Suite 202, Providence, Rhode Island 02903.

Isabelle V. Sawhill is a Director of Greenhill & Co. Inc. Ms. Sawhill is a Vice President

Page 12 of 14 Pages

and Director of Economic Studies at the Brookings Institution. The Brookings Institution is a private nonprofit organization devoted to independent research and policy solutions. The principal address of the Brookings Institution is 1775 Massachusetts Ave., NW Washington, DC 20036.

Page 13 of 14 Pages

GREENHILL CAPITAL PARTNERS, LLC

Executive Officers

Name	Title	Citizenship

Robert H. Niehaus	Chairman, Member	United States
of Investment Committee

Robert F. Greenhill	Managing Director,	United States
Member of Investment
Committee

Scott L. Bok	Managing Director,	United States
Member of Investment
Committee

V. Frank Pottow	Managing Director,	United States,
	Member of Investment	Canada
Committee

Harold J. Rodriguez	Chief Financial Officer,	United States
Chief Compliance Officer
and Treasurer

Simon A. Borrows	Member of Investment	United Kingdom
Committee

Kevin A. Bousquette	Managing Director, Member	United States
Of Investment Committee

Ulrika Ekman	Secretary	Sweden

Address

Each of such executive officers can be reached c/o: Ulrika Ekman, 300 Park Avenue, New York, NY 10022.

Page 14 of 14 Pages